4:11 PM

05/15/16

Cash Basis

URBAN JUNCTURE INC
Balance Sheet
As of December 31, 2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
1110 · Cash in Bank - Urban BK 3271	-3,301.00
1140 · PNC - 9125	15.00
Total Checking/Savings	-3,286.00
Accounts Receivable	
1200 · Accounts Receivable	375.00
Total Accounts Receivable	375.00
Other Current Assets	
1201 · Other Receivables	182,159.83
12100 · Inventory Asset	-375.00
1220 · Loan to Forum	8,300.00
1230 · Loan to Jerk Shack	119,012.00
1290 · Loan to 300 E. 51st	576,412.28
Total Other Current Assets	885,509.11
Total Current Assets	882,598.11
Fixed Assets	
1530 · Furniture &Fixtures	36,927.37
1560 · Computer Equipment	3,083.40
1730 · Accum.DepreFurniture & Fixtures	-17,967.00
1760 · Accum. Depre. - Computer Equip.	-437.00
1780 · Accum. Depre.- Combined	-1,744.00
Total Fixed Assets	19,862.77
Other Assets	
1291 · Loan Receivable V 51st SPE	1,161,000.00
1293 · Loan Receivable VI 51st SPE	839,000.00
1296 · Loan Rec- 300 E. 51st_DCEO	500,000.00
1800 · Intangible Assets	10,000.00
1805 · Accum. Amortization	-7,231.00
1850 · INVESTMENTS	
1845 · Investment- Bronzeville Oasis	9,700.00
1851 · Investment-Bronzeville Press	30,000.00
1855 · Investment 300 East 51st LLC	910,814.08
1856 · Investment So. Breakfast LLC	8,264.00
1857 · Investment Jerk Shack	6,470.00
1858 · Investment G and S LLC	8,771.00
1859 · Investment 320 East 51st LLC	158,000.00
1860 · Investment Urban Vegetarian LLC	14,670.01
Total 1850 · INVESTMENTS	1,146,689.09
Total Other Assets	3,649,458.09
TOTAL ASSETS	**4,551,918.97**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2015 · American Express	15,211.20
Total Credit Cards	15,211.20
Total Current Liabilities	15,211.20

URBAN JUNCTURE INC
Balance Sheet
As of December 31, 2015

	Dec 31, 15
Long Term Liabilities	
2470 · Loan from B. Loyd	1,167,709.64
2475 · Loan Payable-C. Butler	25,000.00
2476 · Loan Payable- L. Merkel	25,000.00
2480 · Loan- Heidi Loyd	10,000.00
2530 · Loan Payable -IL DCEO	500,000.00
2560 · CCLF	1,768,681.73
Total Long Term Liabilities	3,496,391.37
Total Liabilities	3,511,602.57
Equity	
2800 · Common Stock	100.00
2850 · Paid in Capital	764,909.00
2900 · Retained Earnings	162,196.64
32000 · *Retained Earnings	-11,411.67
Net Income	124,522.43
Total Equity	1,040,316.40
TOTAL LIABILITIES & EQUITY	4,551,918.97

4:09 PM

05/15/16

Cash Basis

URBAN JUNCTURE INC
Profit & Loss
January through December 2015

	Jan - Dec 15
Ordinary Income/Expense	
Income	
3010 · Services Rendered	578,652.66
Total Income	578,652.66
Cost of Goods Sold	
4020 · Development Costs	106,351.72
4070 · Supplies	439.21
Total COGS	106,790.93
Gross Profit	471,861.73
Expense	
6110 · Advertising/Promotional	485.37
6114 · Bank Charges	530.53
6116 · Books and Journals	15.69
6120 · Collection	120.00
6122 · Computer Supplies	1,630.32
6126 · Dues and Subscriptions	750.00
6128 · License and Fees	5,250.70
6130 · Office Expense/Supplies	20,931.47
6142 · Telephone	1,521.43
6180 · Auto & Truck Expense	
6182 · Parking	3.00
6180 · Auto & Truck Expense - Other	639.91
Total 6180 · Auto & Truck Expense	642.91
6310 · Casual Labor	3,670.00
6520 · Delivery and Messenger	54.15
6620 · Employee Benefits	2,256.92
6630 · Meals and Entertainment	1,121.23
6800 · Insurance	22,378.00
6850 · Interest	120,179.01
6950 · Legal and Accounting	2,902.75
7050 · Miscellaneous Expense	-27,911.97
7052 · 343-351 E. 51st	
7053 · Delivery	60.00
Total 7052 · 343-351 E. 51st	60.00
7180 · Professional Fees	
7182 · Consultants	0.00
7180 · Professional Fees - Other	69,392.77
Total 7180 · Professional Fees	69,392.77
7250 · Rent	22,650.00
7252 · Utilities	15,415.21
7261 · Research & Development	64.51
7270 · Trash/Recycling	241.28
7280 · Repairs and Maintenance	18,755.89
7330 · Salaries and Wages	21,024.25
7360 · Security	10,266.00
7450 · Supplies-	250.00
7510 · Taxes Fica/Med	3,738.16
7550 · Taxes- St. Unemployment	176.17
7580 · Taxes-Other	25,168.13
7650 · Travel	3,505.18
7655 · Transportation	103.24
Total Expense	347,339.30
Net Ordinary Income	124,522.43
Net Income	**124,522.43**

URBAN JUNCTURE INC
Statement of Cash Flows
January through December 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	305,815.18
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1200 · Accounts Receivable	-182,159.83
1201 · Other Receivables	-182,159.83
12100 · Inventory Asset	375.00
1220 · Loan to Forum	-8,300.00
1230 · Loan to Jerk Shack	-119,012.00
1290 · Loan to 300 E. 51st	-576,412.28
2000 · Accounts Payable	492.08
2015 · American Express	15,211.20
2200 · Payroll Liabilities	91.34
Net cash provided by Operating Activities	-746,059.14
INVESTING ACTIVITIES	
1530 · Furniture &Fixtures	-18,696.37
1560 · Computer Equipment	-900.11
Net cash provided by Investing Activities	-19,596.48
FINANCING ACTIVITIES	
2470 · Loan from B. Loyd	-8,150.39
2560 · CCLF	768,681.73
Net cash provided by Financing Activities	760,531.34
Net cash increase for period	-5,124.28
Cash at beginning of period	1,838.28
Cash at end of period	-3,286.00

URBAN JUNCTURE INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2015

Note 1: Organization and nature of business

Urban Juncture ("The Company") was incorporated in 2003, it's primary purpose to acquire and develop real estate and create jobs and valuable neighborhood amenities in underserved urban communities. The Company co-owns 300 East 51st LLC with Community Reinvestment Fund and it co-owns the Bronzeville Jerk Shack with another individual investor.

300 East 51st LLC owns the 300-314 East, 320 East, and 343-347 East 51st Street properties.

The Company plans to build four food-related businesses located on the first floor of 300-314 East 51st Street along with some common space, an office space on the second floor, and a rooftop farm. Rehabilitation will include tenant build out for each individual restaurant/store, common area improvements, completion of a surface area parking lot at 320 East 51st Street, a community garden at 343-347 East 51st Street, and several environmentally sustainable design features.

Note: 2 Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Revenue is recognized at the time services are rendered. The Company contracts with Bronzeville Builders LLC to build out the properties under development.

Receivables

The Company provides working capital to entities in which it has investments and there is no interest rate or maturity date. As of December 31, 2015, the company had the following loan receivables:

The Forum	$ 8,300
Jerk Shack	119,012
300 E. 51st	576,412
Current loan receivables	$ 703,724

The Company entered into a construction loan agreement with ComReinvest New Markets LLC (part V and VI) on September 14, 2012 for $2,000,000 for 300 East 51st St LLC. The loan is a leveraged New Market Tax Credit investment in which the Company borrowed the funds and loaned them to 300 East 51st LLC. The debt has an interest rate of .84% per annum. Interest is

URBAN JUNCTURE INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2015

payable quarterly until paid in full. Interest shall be calculated on the basis of a 360-day year utilizing 30-day months. Commencing on March 1, 2021 and on the 1st day of the month following each calendar quarter thereafter, consecutive quarterly installments of principal and accrued and unpaid interest, with principal amortized over a term of thirty (30) years commencing September 14, 2020 shall be payable in quarterly installments. On September 14, 2042 the entire balance of principal and interest due shall be paid full. Prior to September 14, 2020, the Company does not have the right to pre-pay the principal amount or any installments due hereunder; thereafter the Company can pre-pay the note or any installments due hereunder, in full or in part, without penalty.

The loan receivables are presented by ownership percentages as follows:

Loan Receivables V-51st SPE	$1,161,000
Loan Receivables VI-51st SPE	839,000

The Company entered into a direct loan agreement with the Illinois Department of Commerce and Economic Opportunity (DCEO) for $500,000. The Company borrowed the funds and loaned them to 300 East 51st LLC. As of December 31, 2015 the receivable amount was $500,000.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on a straight-line method over the estimated useful lives of the assets. Furniture and computer equipment are depreciated over 3 to 5 years.

Furniture & Fixtures	$36,927
Computer Equipment	3,083
	40,010
Less: Accumulated Depreciation	(20,148)
Property and equipment, net	$19,862

Intangible Assets

Intangible assets consist of intellectual literature on the Bronzeville Press valued at cost. Intangibles are amortized on a straightline basis over period not exceeding 40 years.

Intangible asset	$10,000
Less: Amortization	7,231
Intangible asset,net	$ 2,769

2

URBAN JUNCTURE INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2015

Investments

Investments are recorded at cost. During 2015 there were no additions to the investments. The Company has made the following investments:

Restaurant

Southern Breakfast LLC	$	8,264
Jerk Shack		6,470
G and S LLC		8,771
Urban Vegetarian LLC		14,670

Parking Lot

320 East 51st LLC		158,000

Real Estate

Bronzeville Oasis		9,700
300 East 51st LLC		910,814

Intellectual

Bronzeville Press		30,000
Investments	$	1,146,689

Debt

The Company entered into several loan agreements in which the loan proceeds are to be used to create four food-related businesses located on the first floor of 300-314 East 51st Street along with some common space, office space on the second floor, and a rooftop farm/stormwater management facility. Rehabilitation is to include tenant build out for each restaurant/store, common area improvements, completion of a surface parking lot at 320 East 51st Street/5044-48 S. Calumet Ave., a community garden at 343-347 East 51st Street and several environmentally sustainable design features. The Company has undertaken the redevelopment of the site in accordance with a plan for the Site and Redevelopment Agreement with the City of Chicago, to be financed in part by a tax increment financing allocation, equity and debt.

The loan agreements are as follows:

Chicago Community Loan Fund, an Illinois not-for-profit corporation provided an interest-only construction loan for $1,800,000 on September 21, 2012 at an interest rate of 7.5% per annum, which was amended to a principal amount of $2,200,000 on April 30, 2012.

URBAN JUNCTURE INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2015

The loan requires monthly interest payments. As of December 31, 2015, the interest and principal amount due is $1,768,681. The interest expense paid in 2015 is $107,992. The construction loan is convertible to a 3-year permanent loan with 20 year amortization at a 7% interest rate plus a 4-year extension conditioned on achieving certain debt service conditions.

Illinois Department of Commerce and Economic Opportunity (DCEO), an Illinois not-for-profit corporation, provided a construction loan for $500,000 on September 21, 2012. The debt has an interest rate of 1% per annum.

In 2012, the Illinois Environmental Protection Agency (IEPA), a not-for-profit corporation, approved a $404,656 grant for storm water management services and other safeguard environmental quality measures by creating a roof top farm. The grant proceeds are used to pay outside contractors to perform the needed services. The Company submits reimbursement vouchers to IEPA when services have been rendered. As of December 31, 2015, $182,160 of other receivables are due from IEPA.

Related Party

The initial investor and owner of the company, Bernard Loyd, and relatives have provided working capital for the Company at 0% interest rate and no specified maturity date. As of December 31, 2015 the amount due to related parties is $1,227,709.

Bernard Loyd is the owner of The Forum, 318-328 East 43rd Street.

The Company uses Bronzeville Builders LLC, which is owned by Bernard Loyd to build out the properties under development. Bronzeville Builders LLC holds a general contractor license and subcontracted all of the work to be done to other contractors. It has no paid employees and performs its work at cost.

The Company is part owner of the Bronzeville Jerk Shack.

Bernard Loyd is founder and one of three directors of Urban Juncture Foundation, a 501c3 non-profit that works closely with the Company. Urban Juncture Foundation is the sponsor/manager of Bronzeville Community Garden, Bronzeville Bikes, and the Rooftop Farm and provides operations management services to the Bronzeville Cookin' project.

Income Taxes

The Company files U.S. federal and state income tax returns as an S corporation thus no income tax expense is reported.